Exhibit 99.1

Woodside Energy Group Ltd.

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 24 June 2022

BUMI APPEAL DISMISSED

Woodside and Armada Balnaves Pte Ltd (Bumi) have been engaged in the Western Australian Supreme Court proceedings brought by Bumi (Armada Balnaves Pte Ltd v Woodside Julimar Pty Ltd CIV/1408/2016) with respect to Woodside’s termination in March 2016 of the services agreement for the Armada Claire FPSO.

The Supreme Court trial was held in February – March 2019. The Supreme Court found in favour of Woodside in January 2020 and dismissed Bumi’s claim.

Bumi subsequently appealed the Supreme Court’s decision to the Western Australian Court of Appeal (CACV/31/2020), and the appeal was heard in July 2021.

In a judgment issued today, the Court of Appeal has found in favour of Woodside and dismissed Bumi’s appeal.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com	MEDIA Sally Knight M: +61 0431 964 646 E: sally.knight@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.